EXHIBIT 4.1

FIRST AMENDMENT TO AMENDED AND
RESTATED LOAN AND SECURITY AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this "Agreement") is made and entered into this 10th day of November, 2004, by and among **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Borrower"), each of the subsidiaries of Borrower as guarantors ("Guarantors"), **FLEET CAPITAL CORPORATION**, a Rhode Island corporation ("Agent"), in its capacity as collateral and administrative agent for the Lenders (as defined in the Loan Agreement referenced below); and Lenders.

Recitals:

Lenders, Agent, Guarantors and Borrowers are parties to a certain Amended and Restated Loan and Security Agreement dated April 14, 2004 (as at any time amended, the "Loan Agreement"), pursuant to which Lenders agreed to make certain loans and other extensions of credit to Borrower from time to time, subject to the terms and conditions contained therein.

Borrower has requested that Agent and Lenders amend certain provisions of the Loan Agreement in order to, among other things, increase the amount of the Revolver Commitments and to provide for the extension by Lenders to Borrower of a new capital expenditure loan facility. Agent and Lenders are willing to amend the Loan Agreement as hereinafter set forth, subject to the conditions contained herein.

NOW, THEREFORE, for TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

    1.   **Definitions.** All capitalized terms used in this Agreement, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Loan Agreement.

    2.   **Amendments to Loan Agreement.** The Loan Agreement is hereby amended as follows:

        (a) By deleting the reference to "$60,000,000" contained on the cover page to the Loan Agreement and by substituting a reference to "$75,000,000" in lieu thereof.

        (b) By deleting the reference to "$60,000,000" contained in Section 1 of the Loan Agreement and by substituting a reference to "$75,000,000" in lieu thereof.

        (c) By adding a new Section 1.4 to the Loan Agreement, immediately following Section 1.3 of the Loan Agreement, that reads as follows:

        1.4 Capital Expenditure Facility.

            1.4.1 CapEx Loans. Subject to and upon the terms and conditions herein set forth, each Lender severally agrees to make to Borrower, to the extent of the CapEx Loan Commitment, CapEx Loan Advances on any Business Day during the period from the First Amendment Closing Date to May 10, 2007, to finance Borrower's purchase of Eligible Equipment and Eligible Real Estate Improvements. In no event shall any Lender have any obligation to honor a request of Borrower for a CapEx Loan unless at the time of such request each of the CapEx Loan Conditions is satisfied, and the principal amount of each CapEx Loan that is requested by Borrower shall not be less than $200,000. The proceeds of each CapEx Loan shall be used solely to purchase Eligible Equipment and Eligible Real Estate Improvements and the amount of each CapEx Loan shall not exceed 80% of the Equipment Purchase Price of the Eligible Equipment or 80% of the Real Estate Improvement Purchase Price of the Eligible Real Estate Improvements so purchased. Each Lender shall make its CapEx Loan Advance available to Agent in immediately available funds, to such account of Agent as Agent may designate, not later than 12:00 noon on the date that Borrower requests such CapEx Loan. After Agent's receipt of the proceeds of such CapEx Loan Advance, and upon satisfaction of the conditions precedent set forth in **Section 10** hereof and Section 10 of the First Amendment, Agent shall make the proceeds of all such CapEx Loan Advances available to Borrower on the date requested by Borrower by transferring same day funds equal to the proceeds of such CapEx Loan Advances received by Agent to an account designated by Borrower in writing. All CapEx Loans shall be secured by the Collateral. Borrower may not reborrow any amount repaid with respect to any of the CapEx Loans. The CapEx Loans shall bear interest as set forth in **Section 2.1.1** hereof.

1.4.2 <u>CapEx Note</u>. The CapEx Loans made by Lenders and interest accruing thereon shall be evidenced by the records of Agent and each Lender and by the CapEx Note, which shall be executed by Borrower and delivered to Agent, on behalf of each Lender, on the First Amendment Closing Date. All outstanding principal amounts and accrued interest under the CapEx Note shall be due and payable as set forth in **Section 4.3(a)** hereof.

(d) By adding a new paragraph to Section 2.1.1 of the Loan Agreement, immediately prior to the last paragraph of Section 2.1.1 of the Loan Agreement, that reads as follows:

Borrower agrees to pay interest in respect of all unpaid principal amounts outstanding with respect to CapEx Loan Advances from the respective dates such principal amounts are advanced until paid (whether at stated maturity, on acceleration, or otherwise) at a rate per annum equal to the applicable rate indicated below:

> (i) for CapEx Loan Advances made or outstanding in whole or in part as Base Rate Loans, the Applicable Margin for such Loans plus the Base Rate in effect from time to time; or

> (ii) for CapEx Loan Advances made or outstanding in whole or in part as LIBOR Loans, the Applicable Margin for such Loans plus the relevant Adjusted LIBOR Rate for the applicable Interest Period selected by Borrower in conformity with this Agreement.

(e) By deleting the two references to "$15,000,000" contained in the first sentence of Section 2.2.4 of the Loan Agreement and by substituting references to "$10,000,000" in lieu thereof.

(f) By adding a new Section 4.3(a) to the Loan Agreement, immediately following Section 4.3 of the Loan Agreement, that reads as follows:

4.3(a) Repayment of CapEx Loans.

4.3(a).1 Payment of Principal. The principal balance of the CapEx Loans made for the purchase of Eligible Equipment shall be paid in consecutive monthly installments equal to one-sixtieth (1/60th) of the original principal thereof, commencing on the first day of the month after the First Amendment Closing Date and on the first day of each month thereafter. The principal balance of the CapEx Loans made for the purchase of Eligible Real Estate Improvements shall be paid in consecutive monthly installments equal to one-eighty-fourth (1/84th) of the original principal thereof, commencing on the first day of the month after the First Amendment Closing Date and on the first day of each month thereafter. The final installment shall be in the amount of the remaining principal balance of CapEx Loans outstanding under the CapEx Note and shall be payable on the Commitment Termination Date.

4.3(a).2 Payment of Interest. Interest shall accrue on the unpaid principal balance of the CapEx Loans as provided in **Section 2.1.1** hereof, and shall be due and payable on (i) the first calendar day of each month for the immediately preceding month, computed through the last calendar day of the preceding month, whether all or any portion of the CapEx Loan bears interest as a Base Rate Loan or a LIBOR Loan, (ii) the last day of the applicable Interest Period in the case of any portion of such CapEx Loan that is a LIBOR Loan and (iii) the date of any prepayment of CapEx Loans. Accrued interest shall also be paid by Borrower as and when payable in **Sections 4.3(a).3** and **4.3(a).4**, in connection with any prepayment of the CapEx Loans and on the Commitment Termination Date. With respect to any Base Rate Loan converted into a LIBOR Loan pursuant to **Section 2.1.2** on a day when interest would not otherwise have been payable with respect to such Base Rate Loan, accrued interest to the date of such conversion on the amount of such Base Rate Loan so converted shall be paid on the conversion date.

4.3(a).3 <u>Mandatory Prepayment of CapEx Loans</u>. Borrower shall prepay the entire unpaid principal balance of the CapEx Loans, and all accrued but unpaid interest thereon, upon the Commitment Termination Date. Borrower also shall be required to prepay the CapEx Loans as follows:

(i) Borrower shall prepay the CapEx Loans, or all of them, as selected by Agent, in connection with dispositions of Equipment by Borrower, as and when required by **Section 7.4.2.**

(ii) Borrower shall prepay the CapEx Loans, or all of them, as selected by Agent, from the Net Proceeds of insurance or condemnation awards paid in respect of any Equipment unless Borrower is authorized to use such Net Proceeds pursuant to **Section 7.1.2(ii)**.

4.3(a).4 <u>Optional Prepayments of CapEx Loans</u>. Borrower may, at its option, prepay any portion of the CapEx Loans in whole at any time or in part from time to time, by paying the principal amount to be prepaid together with interest accrued or unpaid thereon to the date of prepayment. Borrower shall give written notice (or telephonic notice confirmed in writing) to Agent of any intended prepayment not less than 1 Business Day prior to any prepayment. Such notice, once given, shall be irrevocable.

4.3(a).5 <u>Application of Prepayments</u>. Each prepayment of the CapEx Loans shall be applied first to accrued but unpaid interest and the balance to installments of principal in the inverse order of their maturities.

(g) By deleting Section 6.7 of the Loan Agreement and by substituting the following new Section 6.7 in lieu thereof:

6.7 Limitation on Equity Interests. Notwithstanding anything to the contrary set forth in **Section 6.1** above, the types or items of Collateral described in such Section shall include only sixty-six percent (66%) of the voting stock of any Foreign Subsidiary and shall not include any Equity Interests of Chroma Systems in Chroma Holdings or any

Equity Interests of Chroma Holdings in Chroma Systems until such time as the Carpet Chromatics Note is paid in full and the Carpet Chromatics Loan Documents are terminated.

(h) By deleting Section 7.1.2(ii) of the Loan Agreement and by substituting the following new Section 7.1.2(ii) in lieu thereof:

> (ii) Unless otherwise consented to by the Required Lenders in writing, any proceeds of insurance referred to in this **Section 7.1.2** and any condemnation awards that are paid to Agent in connection with a condemnation of any of the Collateral shall be paid to Agent and (a) in the case of proceeds that relate to Inventory, applied first to the payment of the Revolver Loans and then to any other Obligations outstanding, and (b) in the case of proceeds of Equipment or Real Estate, applied first to the Term Loans, provided that proceeds of Equipment may be applied by Agent first to the CapEx Loans in Agent's discretion, and then to any other Obligations outstanding; provided that if requested by Borrower in writing within 5 days after Agent's receipt of such proceeds and if no Default or Event of Default exists, Borrower and the other Obligors may apply such proceeds to repair or replace the damaged or destroyed Equipment or Real Estate so long as (1) such repair or replacement is promptly undertaken and concluded, (2) replacements of buildings are constructed on the sites of the original casualties and are of comparable size, and quality and utility to the destroyed buildings, (3) the repaired or replaced Property is at all times free and clear of Liens other than Permitted Liens that are not Purchase Money Liens, (4) Borrower and such other Obligors comply with such disbursement procedures for such proceeds as Agent may reasonably impose for repair or replacement, and (5) the amount of proceeds from any single casualty affecting Equipment or Real Estate does not exceed $5,000,000.

(i) By deleting Section 7.4.2 of the Loan Agreement and by substituting the following new Section 7.4.2 in lieu thereof:

> 7.4.2 <u>Dispositions of Equipment</u>. Borrower will not sell, lease or otherwise dispose of or transfer any of the Equipment or any part thereof without the prior written consent of Agent; provided, however, that the foregoing restriction shall not apply, for so long as no Default or Event of Default exists, to (i) dispositions of Equipment which, in the aggregate during any consecutive 12-month period, has a fair market value or book value, whichever is more, of $250,000 or less, provided that all Net Proceeds thereof are remitted to Agent for application to the Obligations (other than the Term Loans or the CapEx Loans), or (ii) replacements of

Equipment that is substantially worn, damaged or obsolete with Equipment of like kind, function and value, provided that the replacement Equipment shall be acquired prior to or concurrently with any disposition of the Equipment that is to be replaced, the replacement Equipment shall be free and clear of Liens other than Permitted Liens that are not Purchase Money Liens, and Borrower shall have given Agent at least 5 days prior written notice of such disposition, or (iii) Permitted Asset Dispositions, or (iv) dispositions of surplus dyeing Equipment located at 3201 South Susan Street, Santa Ana, California 92704 as of the First Amendment Closing Date in an aggregate amount of up to $1,000,000, provided that all Net Proceeds thereof are remitted to Agent for application to the Obligations (other than the Term Loans or the CapEx Loans).

(j) By deleting the two references to "$15,000,000" contained in the first sentence of Section 7.5 of the Loan Agreement and by substituting references to "$10,000,000" in lieu thereof.

(k) By deleting Section 9.2.3(vii) of the Loan Agreement and by substituting the following new Section 9.2.3(vii) in lieu thereof:

(vii) Debt for Money Borrowed by Borrower (other than the Obligations), but only to the extent that such Debt is outstanding on the First Amendment Closing Date and is listed on **Schedule 9.2.3** hereto and is not to be satisfied on or about the First Amendment Closing Date from the proceeds of the Loans;

(l) By deleting Section 9.2.9 of the Loan Agreement and by substituting the following new Section 9.2.9 in lieu thereof:

9.2.9 Capital Expenditures. Make Capital Expenditures which in the aggregate, as to Borrower and its Subsidiaries, exceed (i) $17,000,000 during Fiscal Year 2004, (ii) $32,000,000 in the aggregate during Fiscal Years 2004 and 2005, and (iii) $15,000,000 during Fiscal Year 2006 and during each Fiscal Year thereafter; provided, that, the GE Lease and the conversion of the GE Lease into a capital lease shall not be deemed Capital Expenditures for purposes of this covenant nor subject to the limitation contained herein.

(m) By deleting the reference to "$15,000,000" contained in the introductory sentence of Section 9.3 of the Loan Agreement and by substituting a reference to "$10,000,000" in lieu thereof.

(n) By deleting the last paragraph that is contained in Section 9.3 of the Loan Agreement and by substituting the following new last paragraph in lieu thereof:

Notwithstanding the foregoing, if a Trigger Event shall have occurred as a result of Availability being less than $10,000,000 and thereafter Borrower maintains Availability of greater than $15,000,000 on each Business Day during a Fiscal Quarter and no Event of Default exists, then Agent and Lenders agree not to test the financial covenants set forth in this **Section 9.3** until Availability is less than $10,000,000 or an Event of Default occurs. If a Trigger Event shall have occurred as a result of the occurrence of an Event of Default but Availability is not less than $10,000,000, and after the occurrence of such Event of Default, such Event of Default is waived in writing by Agent, then Agent and Lenders agree not to test the financial covenants set forth in this **Section 9.3** until Availability is less than $10,000,000 or an Event of Default occurs.

(o) By adding a new Section 11.1.22 to the Loan Agreement, immediately following Section 11.1.21 of the Loan Agreement, that reads as follows:

11.1.22 <u>Chroma Systems Real Estate Loan Documents and Carpet Chromatics Loan Documents</u>. There shall occur a default or event of default under any of the Chroma Systems Real Estate Loan Documents or the Carpet Chromatics Loan Documents and such default or event of default shall continue beyond any applicable cure period provided for therein.

(p) By deleting the amount of each Lender's "Revolver Commitment" set forth opposite such Lender's name under such headings on the signature pages to the Loan Agreement and by substituting in lieu thereof the "Revolver Commitment" set forth opposite such Lender's name under such headings on the signature pages to this Agreement.

(q) By adding the following new definitions of 'CapEx Loan," 'CapEx Loan Advance," "CapEx Loan Commitment," "CapEx Loan Conditions," "CapEx Note," "Carpet Chromatics Loan Documents," "Carpet Chromatics Note," "Chroma Acquisitions," 'Chroma Holdings," 'Chroma Systems Real Estate Loan Documents," "Eligible Equipment," "Eligible Real Estate Improvement," "Equipment Purchase Price," "First Amendment," "First Amendment Closing Date," and "Real Estate Improvement Purchase Price" to Appendix A to the Loan Agreement, in proper alphabetical sequence:

<u>CapEx Loan</u> - means the aggregate of the CapEx Loan Advances to be made by Lenders to Borrower pursuant to **Section 1.4** of the Agreement.

<u>CapEx Loan Advance</u> - means each Lender's portion of the CapEx Loan.

<u>CapEx Loan Commitment</u> - means at any date for any Lender, the obligation of such Lender to make CapEx Loan Advances

pursuant to the terms and conditions of the Agreement, which shall not exceed the principal amount set forth opposite such Lender's name under the heading 'CapEx Loan Commitment" on the signature pages of the First Amendment (or any subsequent amendment to the Agreement) or the signature page of any Assignment and Acceptance by which it became a Lender, as modified from time to time pursuant to the terms of the Agreement or to give effect to any applicable Assignment and Acceptance; and the term "CapEx Loan Commitments" means the aggregate principal amount of the CapEx Loan Commitments of all Lenders, the maximum amount of which shall be $10,000,000.

CapEx Loan Conditions - means, with respect to each CapEx Loan requested by Borrower pursuant to **Section 1.4** hereof, the following conditions: (i) Borrower has given to Agent written notice of a request for such CapEx Loan at least five (5) Business Days prior to the date on which Borrower desires for such CapEx Loan to be funded, in which notice Borrower has described in detail the Eligible Equipment or Eligible Real Estate Improvement, the amount of the purchase price, the identity, address and phone number of the seller or construction contractor, and the expected delivery date of the Eligible Equipment or materials for the Eligible Real Estate Improvements; (ii) Borrower has provided to Agent an updated construction budget with respect to Eligible Real Estate Improvements, in form and substance satisfactory to Agent in all respects; (iii) Borrower has authorized the filing of a UCC-1 financing statement or statements or Mortgage or an amendment to a current Mortgage satisfactory to Agent and sufficient to perfect Agent's Lien, for the benefit of itself as Agent and for the benefit of the Lenders and the other Secured Parties, in the Equipment and Real Estate purchased with the proceeds of such CapEx Loan as a first priority Lien thereon; and (iv) the amount of all CapEx Loans made for Eligible Real Estate Improvements shall not exceed $4,000,000 in the aggregate at any time and the amount of the CapEx Loan that is requested, together with all other CapEx Loans previously made to Borrower by Lenders during the term of this Agreement (whether for Eligible Equipment or Eligible Real Estate Improvements), shall not exceed $10,000,000 in the aggregate.

CapEx Note - means a CapEx Note to be executed by Borrower in favor of each Lender in the form of **Exhibit M** attached hereto, which shall be in the face amount of such Lender's CapEx Commitment and which shall evidence all CapEx Loan Advances made by such Lender to Borrower pursuant to this Agreement.

Carpet Chromatics Loan Documents - means the Carpet Chromatics Note, the Partnership Interest Security Agreement dated March 2001, among Chroma Systems, Chroma Holdings and Carpet Chromatics, Inc., and any and all other agreements, instruments and documents executed in connection therewith or pursuant thereto.

Carpet Chromatics Note - means that certain Promissory Note dated October 1, 2000 in the original principal amount of $1,783,922 by Chroma Systems in favor of Carpet Chromatics, Inc., having a maturity date of October 1, 2005.

Chroma Acquisitions - means Chroma Acquisitions, LLC, a Georgia limited liability company.

Chroma Holdings - means Chroma Holdings, LLC, a Delaware limited liability company.

Chroma Systems Real Estate Loan Documents - means a certain promissory note dated as of March 10, 2003 in the original principal amount of $7,500,000 by Chroma Systems in favor of Wells Fargo Bank, National Association, a certain Deed of Trust With Assignment of Rents dated as of May 12, 1995 by Chroma Systems in favor of Wells Fargo Bank, National Association and recorded on May 26, 1995 as instrument number 95-0223578 in the Official Records of Orange County, California, relating to the real property of Chroma Systems located at 3201 South Susan Street, Santa Ana, California 92704, as modified, and any and all other agreements, instruments and documents executed in connection therewith or pursuant thereto.

Eligible Equipment - means whole, finished and not parts equipment (including tufting, finishing, distribution and dyeing equipment, yarn processing equipment, and other equipment constituting acceptable collateral as determined by Agent in Agent's sole discretion) that has been purchased by Borrower after September 1, 2004 in the Ordinary Course of Business and that is necessary to the operations of its business; has been delivered to and accepted by Borrower and installed at premises owned or leased by Borrower, is subject to Agent's duly perfected Lien and no other Lien that is not a Permitted Lien (other than a Purchase Money Lien); does not and will not, after delivery to and installation at Borrower's premises, constitute a fixture under applicable law unless each landlord and mortgagee in respect of such premises has executed in favor of Agent a lien waiver in form and content satisfactory to Agent; does not and will not, after delivery to and installation at Borrower's premises, constitute an accession to other equipment that is subject to any Lien (whether or not a Permitted Lien) in favor of any Person other than Agent unless the holder of any such Lien agrees in writing to disclaim any interest in the Eligible Equipment; and does not constitute technology related assets.

Eligible Real Estate Improvement - means all buildings, structures and other improvements that have been or are to be purchased by Borrower after September 1, 2004 and constructed and located in, on or about any of the Real Estate or on any part or parcel of any of the Real Estate and which are subject to Agent's duly perfected Lien and Mortgage and no other Lien or Mortgage that is not a Permitted Lien (other than a Purchase Money Lien).

Equipment Purchase Price - means the invoice price for any Eligible Equipment purchased by Borrower on or after the First Amendment Closing Date exclusive of any applicable sales tax, inspection, installation, transportation freight or similar costs.

First Amendment - means that certain First Amendment to Amended and Restated Loan and Security Agreement dated November 10, 2004, among Borrower, Guarantors, Agent and Lenders.

First Amendment Closing Date - means the date on which each of the conditions precedent set forth in the First Amendment are satisfied.

Real Estate Improvement Purchase Price - means not more than $4,000,000 in the aggregate with respect to all Eligible Real Estate Improvements.

(r) By deleting the definitions of "Affiliate," "Applicable Margin," "Change of Control," "Commitment," "Loan," "Notes," "Real Estate," and "Subsidiary" from Appendix A to the Loan Agreement and by substituting the following new definitions in lieu thereof, in proper alphabetical sequence:

Affiliate - a Person (other than a Subsidiary or Chroma Holdings until such time as the Carpet Chromatics Note is paid in full and the Carpet Chromatics Loan Documents are terminated): (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, another Person; (ii) which beneficially owns or holds 20% or more of any class of the Equity Interests of a Person; or (iii) 20% or more of the Equity Interests with power to vote of which is beneficially owned or held by another Person or a Subsidiary of another Person. For purposes hereof, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of any Equity Interest, by contract or otherwise.

Applicable Margin - a percentage equal to zero with respect to Revolver Loans that are Base Rate Loans, 2.00% with respect to Revolver Loans that are LIBOR Loans, zero with respect to each Term Loan Advance and CapEx Loan Advance made or outstanding as a Base Rate Loan, 2.50% with respect to each Term Loan Advance and CapEx Loan Advance made or outstanding as a LIBOR Loan, and .375% with respect to unused line fees payable to Lenders pursuant to **Section 2.2**; provided that, commencing with Agent's receipt of the financial statements described in **Section 9.1.3(ii)** of the Agreement for the period ended December 31, 2004, the Applicable Margin shall be increased or (if no Default or Event of Default exists) decreased, based upon the Leverage Ratio, as follows:

Level	Leverage Ratio	Applicable Margin For:				
		Revolver Loans		Term Loans and CapEx Loan		Unused Line Fee
		Base Rate	LIBOR	Base Rate	LIBOR	
I	Greater than 5.0 to 1.0	.75%	3.00%	1.00%	3.50%	.375%
II	If less than or equal to 5.0 to 1.0 but greater than 4.0 to 1.0	.50%	2.75%	.75%	3.25%	.375%
III	If less than or equal to 4.0 to 1.0 but greater than 3.50 to 1.0	.25%	2.50%	.50%	3.00%	.375%
IV	If less than or equal to 3.50 to 1.0 but greater than 3.0 to 1.0	0	2.25%	0.25%	2.75%	.375%
V	If less than or equal to 3.00 to 1.0	0	2.00%	0	2.50%	.375%

The Applicable Margin shall be subject to reduction or increase, as applicable and as set forth in the table above, on a quarterly basis according to the performance of Borrower as measured by the Leverage Ratio for the immediately preceding 4 Fiscal Quarters of Borrower. Except as set forth in the last sentence hereof, any such increase or reduction in the Applicable Margin provided for herein shall be effective 3 Business Days after receipt by Agent of the applicable financial statements and corresponding Compliance Certificate. If the financial statements and the Compliance Certificate of Borrower setting forth the Leverage Ratio are not received by Agent by the date required pursuant to **Section 9.1.3** of the Agreement, the Applicable Margin shall be determined as if the Leverage Ratio exceeds 5.0 to 1.0 until such time as such financial statements and Compliance Certificate are received and any Event of Default resulting from a failure timely to deliver such financial statements or Compliance Certificate is waived in writing by Agent and Lenders; provided, however, that nothing herein shall be deemed to prevent Agent and Lenders from charging interest at the Default Rate at any time that an Event of Default exists.

Change of Control - (i) the Frierson Family shall cease to have Control of Borrower; or (ii) Borrower shall cease to own and control 100% of the Equity Interests of any of C-Knit, Fabrica, Bretlin, Chroma, Masland or Chroma Acquisitions; (iii) Bretlin shall cease to own and control 100% of the Equity Interests of any of Candlewick or Dixie Logistics; (iv) Chroma, Chroma Acquisitions and Chroma Holdings, collectively, shall cease to own and control 100% of the Equity Interests of Chroma Systems; or (v) Chroma Systems shall cease to own and control 100% of the Equity Interests of Chroma Holdings.

Commitment - at any date for any Lender, the aggregate amount of such Lender's Revolver Commitment, Term Loan Commitment and CapEx Loan Commitment on such date, and "Commitments" means the aggregate amount of all Revolver Commitments, Term Loan Commitments and CapEx Loan Commitments.

Loan - a Revolver Loan, a Term Loan Advance or a CapEx Loan Advance (and each Base Rate Loan and LIBOR Loan comprising such Loan).

Notes - each Revolver Note, each Term Note, each CapEx Note, and any other promissory note executed by Borrower at Agent's request to evidence any of the Obligations.

Real Estate - all parcels and tracts of real Property and the improvements thereon of each Obligor, wherever located, and whether now existing or hereafter acquired, including, without limitation, all real Property and improvements thereon of each Obligor located in Alabama and Tennessee (but excluding the real Property of Borrower and its Subsidiaries located in Gastonia, Gaston County, North Carolina, Fayetteville, Cumberland County, North Carolina, and to the extent that the Chroma Systems Real Estate Loan Documents have not been terminated, Orange County, Santa Ana, California).

Subsidiary - any Person in which more than 20% of its outstanding Voting Stock or more than 20% of all Equity Interests is owned directly or indirectly by Borrower, by one or more other Subsidiaries of Borrower or by Borrower and one or more other Subsidiaries, including C-Knit, but excluding Chroma Holdings until such time as the Carpet Chromatics Note is paid in full and the Carpet Chromatics Loan Documents are terminated.

(s) By deleting the reference to "$40,000,000" contained in the definition of "Inventory Formula Amount" in Appendix A to the Loan Agreement and by substituting a reference to "$45,000,000" in lieu thereof.

(t) By deleting the reference to "$40,000,000" contained in the definition of "Revolver Commitments" set forth in Appendix A to the Loan Agreement and by substituting a reference to "$45,000,000" in lieu thereof.

(u) By adding Exhibit M to the Loan Agreement immediately following Exhibit L thereof in the form of Exhibit M attached to this Amendment.

(v) By deleting Schedules 7.1.1, 7.1.2, 8.1.1, 8.1.4, 8.1.5, 8.1.12, 8.1.13, 8.1.15, 8.1.18, 8.1.19, 8.1.21, 8.1.22, 8.1.24, 9.2.3, 9.2.5, and 9.2.8 from the Loan Agreement and by substituting the new Schedules 7.1.1, 7.1.2, 8.1.1, 8.1.4, 8.1.5, 8.1.12, 8.1.13, 8.1.15, 8.1.18, 8.1.19, 8.1.21, 8.1.22, 8.1.24, 9.2.3, 9.2.5, and 9.2.8 attached hereto in lieu thereof.

(w) By adding Schedule 9.2.4 attached hereto to the Loan Agreement immediately following Schedule 9.2.3 thereof.

3.   **Interest Rate Disclosure.** The Base Rate on the date hereof is 4.75% per annum and, therefore, the rate of interest in effect hereunder on the date hereof, expressed in simple interest terms, is (i) 4.75% per annum with respect to any portion of the Revolver Loans bearing interest as a Base Rate Loan, (ii)4.75% per annum with respect to any portion of the Term Loan Advances bearing interest as a Base Rate Loan, and (iii) 4.75% per annum with respect to any portion of the CapEx Loan Advances bearing interest as a Base Rate Loan.

4.   **Ratification and Reaffirmation.** Each Obligor hereby ratifies and reaffirms the Obligations, each of the Loan Documents and all of such Obligor's covenants, duties, indebtedness and liabilities under the Loan Documents.

5. Acknowledgments and Stipulations. Each Obligor acknowledges and stipulates that the Loan Agreement and the other Loan Documents are legal, valid and binding obligations of such Obligor that are enforceable against such Obligor in accordance with the terms thereof; all of the Obligations are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is hereby waived by such Obligor); and the security interests and Liens granted by each Obligor in favor of Agent, for the benefit of itself, Lenders and the other Secured Parties, are duly perfected, first priority security interests and Liens.

6. Representations and Warranties. Each Obligor represents and warrants to Agent and Lenders, to induce Agent and Lenders to enter into this Agreement, that no Default or Event of Default exists on the date hereof; the execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of each Obligor and this Agreement has been duly executed and delivered by each Obligor; and except to the extent otherwise disclosed by an Obligor to Agent and Lenders in writing, all of the representations and warranties made by an Obligor in the Loan Agreement are true and correct on and as of the date hereof, except to the extent that such representations or warranties refer to an earlier date or period.

7. Acknowledgments, Representations, Consents and Reaffirmations by Guarantors. Each Guarantor hereby (i) acknowledges and stipulates that its respective Guaranty set forth in Section 15 of the Loan Agreement is a legal, valid and binding obligation of such Guarantor that is enforceable against such Guarantor in accordance with the terms thereof, (ii) represents and warrants that this Agreement has been duly executed and delivered by such Guarantor and that all of the representations and warranties made by such Guarantor in the Guaranty are true and correct on and as of the date hereof, (iii) consents to Borrower's execution and delivery of this Agreement and of the other documents, instruments or agreements Borrower agrees to execute and deliver pursuant hereto, and (iv) affirms that nothing contained herein shall modify in any respect whatsoever the Guaranty and reaffirms that the Guaranty is and shall remain in full force and effect.

8. Reference to Loan Agreement. Upon the effectiveness of this Agreement, each reference in the Loan Agreement to "this Agreement," "hereunder," or words of like import shall mean and be a reference to the Loan Agreement, as amended by this Agreement.

9. Breach of Agreement. This Agreement shall be part of the Loan Agreement and a breach of any representation, warranty or covenant herein shall constitute an Event of Default.

10. Conditions Precedent. The effectiveness of the amendments contained herein are subject to the satisfaction of each of the following conditions precedent, in form and substance satisfactory to Agent and Lenders, unless satisfaction thereof is specifically waived in writing by Agent:

(a) No Default or Event of Default shall exist;

(b) Agent shall have received a duly executed counterpart of this Amendment, together with such additional documents, instruments and certificates as Agent and Lenders shall require in connection therewith;

(c) Each Lender shall have received a duly executed (i) Third Amended and Restated Revolver Note in the amount of its Revolver Commitment (as amended hereby) in the form of Exhibit A attached hereto, and (ii) a CapEx Note in the amount of its CapEx Loan Commitment;

(d) Agent shall have received legal opinions from Borrower's and Guarantors' primary counsel, in satisfactory form and scope, as to this Amendment, the Loan Agreement, the other Loan Documents, the Collateral and all of the transactions contemplated hereby and thereby; and

(e) Borrower shall have paid, or made provision for the payment on the date hereof of, all fees and expenses set forth in Section 13 hereof.

11.   Additional Covenants.   To induce Agent and Lenders to enter into this Agreement, Borrower covenants and agrees as follows: (a) on or before December 31, 2004, the appropriate Borrower or Guarantor shall execute and deliver to Agent an amendment to each of the Mortgages for the Alabama Real Estate only that reflects the increase in the Revolver Commitments and the inclusion of the CapEx Loans, and that is in form and substance satisfactory to Agent; (b) on or before December 31, 2004, Borrower shall deliver to Agent fully paid mortgagee title insurance endorsements, in standard ALTA form, issued by Chicago Title Insurance Company, which shall give effect to the Mortgage amendments for the Alabama Real Estate described in the foregoing clause (a) and which shall be in form and substance satisfactory to Agent; and (c) Borrower shall reimburse Agent and Lenders for the payment of all applicable documentary stamp, intangibles, recording, note or other similar taxes payable with respect to the Mortgage amendments described in clause (a) and deliver to Agent a supplemental mortgage tax order from the Alabama Department of Revenue with regard to any mortgage taxes required to be paid in connection with the amendments to the Mortgages for the Alabama Real Estate.

12.   No Waiver.   In no event shall Agent's and Lenders' entry into this Agreement or their making of additional Loans to Borrower be deemed to constitute a waiver by Agent or any Lender of any Event of Default in existence on the date hereof, or of each Obligor's continuing obligation to comply with all of the terms and conditions of the Loan Agreement and the other Loan Documents, as amended hereby.

13.   Amendment Fee; Expenses of Agent.   In consideration of Agent's and Lenders' willingness to enter into this Agreement and modify the terms of the Loan Agreement as set forth herein, Borrower agrees to pay to Agent, for the Pro Rata benefit of the Lenders, an amendment fee in the amount of $37,500, in immediately available funds on the date hereof.   Additionally, Borrower agrees to pay, **on demand**, all costs and expenses incurred by Agent in connection with the preparation, negotiation and execution of this Agreement and any other Loan Documents executed pursuant hereto and any and all amendments, modifications, and supplements thereto, including, without limitation, the costs and fees of Agent's legal counsel and any taxes or expenses associated with or incurred in connection with any instrument or agreement referred to herein or contemplated hereby.

14. **Effectiveness; Governing Law.** This Agreement shall be effective upon execution by Borrower and Guarantors and acceptance by Agent in Atlanta, Georgia (notice of which acceptance is hereby waived), whereupon the same shall be governed by and construed in accordance with the internal laws of the State of Georgia.

15. **Successors and Assigns.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

16. **No Novation, etc.** Except as otherwise expressly provided in this Agreement, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This Agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

17. **Counterparts; Telecopied Signatures**. This Agreement may be executed in any number of counterparts and by different parties to this Agreement on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

18. **Further Assurances**. Obligors agree to take such further actions as Agent shall request from time to time in connection herewith to evidence or give effect to the agreements and amendments set forth herein or any of the transactions contemplated hereby.

19. **Section Titles**. Section titles and references used in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto.

20. **Release of Claims.** **To induce Agent and Lenders to enter into this Agreement, Borrower and each Guarantor hereby releases, acquits and forever discharges Agent and each Lender, and all officers, directors, agents, employees, successors and assigns of Agent and Lenders, from any and all liabilities, claims, demands, actions or causes of action of any kind or nature (if there be any), whether absolute or contingent, disputed or undisputed, at law or in equity, or known or unknown, that Borrower or such Guarantor now has or ever had against Agent or any Lender arising under or in connection with any of the Loan Documents or otherwise. Borrower and each Guarantor represents and warrants to Agent and Lenders that neither Borrower nor any Guarantor has transferred or assigned to**

any Person any claim that Borrower or any Guarantor ever had or claimed to have against Agent or any Lender.

[Remainder of Page Left Intentionally Blank.]

21. <u>**Waiver of Jury Trial**</u>**. To the fullest extent permitted by Applicable Law, the parties hereto each hereby waives the right to trial by jury in any action, suit, counterclaim or proceeding arising out of or related to this Agreement**.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal, and delivered by their respective duly authorized officers on the date first written above.

ATTEST: **THE DIXIE GROUP, INC.**
("Borrower")

/s/ Geoffrey Young   By: /s/ Gary A. Harmon
Secretary   Vice President and Chief Financial Officer
[CORPORATE SEAL]

                                   By: /s/ D. Eugene Lasater
                                        Controller

ATTEST: **FABRICA INTERNATIONAL, INC.**,
formerly known as Fabrica International
("Guarantor")

/s/ Geoffrey Young   By: /s/ Gary A. Harmon
Secretary   Title: Vice President
[CORPORATE SEAL]

ATTEST: **BRETLIN, INC.**
("Guarantor")

/s/ Geoffrey Young   By: /s/ Gary A. Harmon
Secretary   Title: President
[CORPORATE SEAL]

ATTEST: **CANDLEWICK YARNS, INC.**
("Guarantor")

/s/ Geoffrey Young   By: /s/ Gary A. Harmon
Secretary   Title: President
[CORPORATE SEAL]

[Signatures continue on following page.]

| ATTEST: | **CHROMA TECHNOLOGIES, INC.** |
| | ("Guarantor") |

/s/ Geoffrey Young   By: /s/ Gary A. Harmon

Secretary   Title: President

[CORPORATE SEAL]

ATTEST: **DIXIE GROUP LOGISTICS, INC.**

                                     ("Guarantor")

/s/ Geoffrey Young   By: /s/ Gary A. Harmon

Secretary   Title: President

[CORPORATE SEAL]

ATTEST: **MASLAND CARPETS, LLC**

                                     ("Guarantor")

/s/ Geoffrey Young   By: /s/ Gary A. Harmon

Secretary   Title: Vice President

[CORPORATE SEAL]

ATTEST: **CHROMA ACQUISITIONS, LLC**

                                     ("Guarantor")

/s/ Geoffrey Young   By: /s/ Gary A. Harmon

Secretary   Title: President

[CORPORATE SEAL]

<u>Accepted in Atlanta, Georgia</u>:

Revolver Commitment: $45,000,000.00   **FLEET CAPITAL CORPORATION**,

CapEx Commitment: $10,000,000.00   as Agent and sole Lender

By: /s/ Elizabeth L. Waller

         Title: Senior Vice President

The Company has omitted the exhibits to this agreement and agrees to furnish supplementally a copy of the omitted exhibits to the Commission upon request.